Filed pursuant to Rule 424(b)(3)

Registration No. 333-276466

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated January 19, 2024)

(Interactive Strength Inc.)

Up to 4,284,146 shares of common stock

This prospectus supplement supplements the prospectus dated January 19, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-276466). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 1, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This Prospectus and this prospectus supplement relate to the offer and sale, from time to time, of up to 4,284,146 shares of the common stock, par value $0.0001 per share (the “common stock”), of Interactive Strength Inc. d/b/a Forme (the “Company,” “Forme,” “we,” or “us”) by the selling stockholder, Tumim Stone Capital, LLC (“Tumim” or the “selling stockholder”), or its permitted transferees or other successors-in-interest. The shares being offered by the selling stockholder may be issued pursuant to the common stock purchase agreement dated December 12, 2023 that we entered into with the selling stockholder (the “Equity Line Purchase Agreement”). See “The Equity Line Transaction” in the Prospectus for a description of the Equity Line Purchase Agreement and “Selling Stockholder” in the Prospectus for additional information regarding Tumim.

The selling stockholder, or its permitted transferees or other successors-in-interest, may offer and sell the shares of common stock described in the Prospectus from time to time in a number of different ways and at varying prices, including through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We provide additional information about how the selling stockholder may sell the shares in“Plan of Distribution” on page 187 of the Prospectus. The selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. The selling stockholder will pay or assume discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar expenses, if any, incurred for the sale of the shares. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution” in the Prospectus. References to the “selling stockholder” in the Prospectus shall also refer to any permitted transferees or other successors-in-interest to the selling stockholder.

We are not offering any shares of our common stock for sale under the Prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder. We are registering the offer and resale of the shares to satisfy contractual obligations owed by us to the selling stockholder pursuant to the Equity Line Purchase Agreement and documents ancillary thereto. Our registration of the shares covered by the Prospectus does not mean that the selling stockholder will offer or sell any of the shares.

If the 4,284,146 shares offered by Tumim under the Prospectus (including 502,791 shares of common stock we agreed to issue, no later than the trading day immediately following the effective date of the registration statement of which the Prospectus forms a part, to Tumim as consideration for its irrevocable commitment to purchase shares of our common stock under the Equity Line Purchase Agreement, and 3,781,355 shares we may sell to Tumim under the Equity Line Purchase Agreement from time to time after the date hereof) were issued and outstanding as of the date hereof (without taking into account the 19.99% Exchange Cap limitation as discussed elsewhere in the Prospectus), such shares would represent approximately 23.0% of the total number of shares of our common stock outstanding (and approximately 33.3% of the total number of outstanding shares held by non-affiliates) as of

September 30, 2023. Any of the shares subject to resale hereunder will have been issued by us and acquired by the selling stockholder prior to any resale of such shares pursuant to the Prospectus.

Our common stock is listed on the Nasdaq Stock Market under the symbol “TRNR”. On January 31, 2024, the closing price of our shares of common stock was $0.74 per share. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 12 of the Prospectus and in any of the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 1, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 26, 2024

INTERACTIVE STRENGTH INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-41610	82-1432916
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1005 Congress Avenue, Suite 925
Austin, Texas		78701
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 310 697-8655

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	TRNR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On January 26, 2024, Interactive Strength Inc. (the “Company”) received a deficiency letter from the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s common stock, par value $0.0001 per share (the “Common Stock”) has been below the minimum $1.00 per share required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(a)(2) (“Rule 5550(a)(2)”). The Nasdaq deficiency letter has no immediate effect on the listing of the Common Stock, and the Common Stock will continue to trade on The Nasdaq Capital Market under the symbol “TRNR” at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been given an initial 180 calendar days, or until July 24, 2024, to regain compliance with Rule 5550(a)(2). If at any time before July 24, 2024, the bid price of the Common Stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation to the Company that the Company has regained compliance with Rule 5550(a)(2).

If the Company does not regain compliance with Rule 5550(a)(2) by July 24, 2024, the Company may be afforded a second 180 calendar day period to regain compliance. To qualify, the Company would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement, and would need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

If the Company does not qualify for, or fails to regain compliance during, a second compliance period, then Nasdaq will provide written notification to the Company that the Common Stock will be subject to delisting. At that time, the Company may appeal Nasdaq’s delisting determination to the Nasdaq Listing Qualifications Panel. However, there can be no assurance that, if the Company receives a delisting notice and appeals the delisting determination, such an appeal would be successful.

The Company intends to actively monitor the closing bid price of the Common Stock and will consider all available options to resolve the deficiency and regain compliance with Rule 5550(a)(2). There can be no assurance that the Company will be able to regain compliance with Rule 5550(a)(2) or will otherwise be in compliance with other applicable Nasdaq listing rules.

Forward-Looking Statements

This current report contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Forward-looking statements can be identified by words such as “projects,” “may,” “will,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “potential,” “promise” or similar references to future periods. These forward-looking statements in this current report include, without limitation, statements regarding the Company’s intent or ability to regain or maintain compliance with the minimum closing bid price or any other continued listing requirements, the Company’s ability to appeal any Staff Delisting Determination letter or receive a grace period in which to evidence compliance, that the Company's common stock will continue to be listed on Nasdaq during the 180 day period or any potential extension or grace period thereafter, and the Company's intent to evaluate various courses of action to regain compliance, including potentially effecting a reverse stock split. Forward-looking statements are statements that are not historical facts, nor assurances of future performance. Instead, they are based on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans, strategies, projections, anticipated events and trends, the economy and other future conditions. These forward-looking statements are subject to risks and uncertainties which may cause actual results to differ materially from those expressed or implied in such forward-looking statements. These risk and uncertainties include, but are not limited to, the following: the Company's ability to regain or maintain compliance with the minimum closing bid price or other listing compliance standards of Nasdaq during any compliance period or otherwise in the future; that Nasdaq will grant the Company any relief, including any extension or grace period, from delisting as necessary or whether the Company can agree to or ultimately meet applicable Nasdaq requirements for any such relief; including any grace periods in which to seek to regain compliance on The Nasdaq Capital Market; the Company's ability to maintain compliance with the listing requirements of The Nasdaq Capital Market; risks related to the substantial costs and diversion of personnel’s attention and resources due to these matters; that the Company has incurred and expects to continue to incur significant losses; our ability to achieve or maintain profitability; our future capital needs and ability to obtain additional financing, which may not be available, to fund our operations; the growth rate, if any, of our business and revenue and our ability to manage any such growth; risks related to our subscription or any future revenue model; our limited operating history; our ability to continue as a “going concern”; our ability to compete successfully; fluctuations in our operating results and factors affecting the same; our reliance on sales of our Forme Studio equipment; our ability to sustain competitive pricing levels; the growth rate, if any, of our target markets and our industry; the ability of our customers to obtain financing to purchase our products; our ability to forecast demand for our products and services, anticipate consumer preferences, and manage our inventory; our ability to attract and retain members, personal trainers, health coaches, and fitness instructors; our ability to expand our commercial and corporate wellness business; unforeseen costs and potential liability in connection with our products and services; our dependence on third-party systems and services; and risks related to potential acquisitions, intellectual property, litigation, dependence on key personnel, privacy, cybersecurity, and other regulatory, tax, and accounting matters, and international operations, as well as the risks and uncertainties discussed in our most recently filed periodic reports on Form 10-Q and subsequent filings and as detailed from time to time in our other SEC filings. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. All forward-looking statements set forth in this release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations. These forward-looking statements reflect our management’s beliefs and views with respect to future events and are based on estimates and assumptions as of the date of this report. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Forward-looking statements set forth in this report speak only as of the date hereof, and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events, except to the extent required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Interactive Strength Inc.

Date:	February 1, 2024	By:	/s/ Michael J. Madigan
Michael J. Madigan Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)